Exhibit 99.1

SEMBCORP RESPONDS TO CASCAL’S AMENDED COMPLAINT

AND REQUEST FOR A TEMPORARY RESTRAINING ORDER

Sembcorp Industries Ltd (the Company) would like to provide an update the legal action commenced by Cascal N.V. (Cascal) in the United States in connection to the proposed voluntary tender offer for the common stock of Cascal as announced on April 26, 2010.

As previously reported, Cascal filed a complaint in the United States District Court for the Southern District of New York against the Company and its subsidiary, Sembcorp Utilities Pte Ltd (1) to enjoin Sembcorp’s voluntary tender offer for the Cascal shares, (2) to enjoin Sembcorp’s use of Cascal’s confidential information in connection with the tender offer and (3) to claim unspecified damages as a result of the tender offer. On May 11, 2010, before Sembcorp had the opportunity to respond to the complaint filing and before the United States judge had an opportunity to consider the claims asserted, Cascal filed a new amended complaint seeking the same relief as requested in its original complaint. With the filing of the amended complaint, Cascal also filed papers seeking an emergency temporary restraining order to prevent the launch of the voluntary tender offer. The US court has scheduled a hearing on Cascal’s request for a temporary restraining order for May 12, 2010 and Sembcorp will file its defence to the request for a temporary restraining order in advance of the court hearing.

Sembcorp intends to assert in its response that Cascal has no standing to maintain any claim under Section 10(b) of the U.S. securities laws, and that Cascal has failed to plead any violation of US securities laws in any event. In addition, even if Cascal is a proper party to the litigation, Sembcorp will assert that the non-disclosure agreements specifically permit the use of the information provided by Cascal for the purposes of a voluntary tender offer made to all of Cascal’s shareholders. Lastly, Sembcorp will show that the tender offer should be allowed to proceed to allow the shareholders to make an informed decision concerning their shares.

The company continues to be of the position that we are not in breach of any laws, regulations or contractual obligations in respect of the transaction. It has retained US lawyers to act on its and its subsidiary’s behalf in this matter and will make further announcements as and when appropriate.